Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

Date: June 26, 2018

The following is an excerpt from an investor presentation given by General Electric Company on June 26, 2018:

. . . . While our core Aviation, Power and Renewable businesses can thrive inside of the current GE framework, we think substantial value can be created by moving other businesses outside of GE. To implement that strategy, we are creating a separate, standalone Healthcare company and we also intend to fully separate BHGE. These are two strong and competitive businesses with leading positions and strong growth prospects, but they both have various constraints operating inside the current GE construct. We believe these businesses can achieve greater results for employees, customers and our owners as standalone companies. The pending merger of our Transportation business with Wabtec was driven by the same strategic approach.

. . . . In addition to the strength of GE going forward, we are also unlocking substantial value for our shareholders. GE Healthcare is a leader in the drive to more effective and more efficient healthcare outcomes. BHGE is uniquely positioned across the value chain as a full-stream oil & gas company. Our merger with Wabtec creates a global leader in the rail industry. As focused pure plays, they will have greater strategic flexibility and more resources to pursue strategies dedicated to their industries.

. . . . As I’ve said before, we have been methodically reviewing the portfolio and looking at the best structure or structures to maximize value and position our businesses for success. We are excited about the future of GE Transportation, Baker Hughes GE, and GE Healthcare.

We announced the merger of Wabtec and GE Transportation last month. We are contributing Transportation at an attractive multiple and realizing $2.9B of cash proceeds, while our shareholders will benefit from the compelling long-term prospects and synergies of the combined platform. The industrial logic of this deal is strong and there are good growth opportunities with GE’s installed base and services offerings combining with Wabtec’s portfolio.

. . . . We have focused on repositioning Power and continuing to de-risk GE Capital. We have moved quickly on our $20B of dispositions. With yesterday’s announcement on Distributed Power, we are substantially complete. We have also maximized value as you can see in the Wabtec transaction. We have grounded ourselves in a renewed commitment to operating rigor, improving execution and a focus on cash generation. We have and are continuing to cut costs aggressively. We are ahead of our plan. We have revamped our compensation programs and committed ourselves to a culture of candor, transparency and accountability. We have taken a new approach to running the company - sharply reducing corporate and positioning our businesses as the center of gravity. I’m confident that today’s actions in conjunction with other changes we have already made will produce improved operating results going forward.

. . . . We set forth today with renewed optimism in the future of GE’s Aviation, Power and Renewables businesses. We are on a path of rejuvenation and growth. We are also confident that with Transportation, Healthcare and BHGE, we are unleashing other new “GEs” imbued with the spirit and heritage of the company we love and respect. Our focus going forward will be on unrelenting execution to deliver the kind of performance you have expected - and should expect - from the General Electric Company. . . .

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Wabtec, Transportation Systems Holdings Inc., a wholly owned subsidiary of GE created for the transaction (“SpinCo”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus or a registration statement on Form 10 and Wabtec will file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus. If the transaction is effected via an exchange offer, GE will also file with the SEC a Schedule TO with respect thereto. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents GE, Wabtec and/or SpinCo may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED BY GE, WABTEC OR SPINCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these materials and other documents filed with the SEC by GE, Wabtec and/or SpinCo through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by GE, Wabtec and/or SpinCo with the SEC from the respective companies by directing a written request to GE and/or SpinCo at General Electric Company, 41 Farnsworth Street, Boston, Massachusetts 02210 or by calling 617-443-3400, or to Wabtec at Wabtec Corporation, 1001 Air Brake Avenue, Wilmerding, PA 15148 or by calling 412-825-1543.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. GE, Wabtec, SpinCo, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Wabtec in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the relevant materials when filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on March 12, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which was filed with the SEC on May 1, 2018 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Wabtec is contained in Wabtec’s proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on April 5, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 26, 2018, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 which was filed with the SEC on May 4, 2018 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Wabtec. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, including future financial and operating results, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Wabtec may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by GE or Wabtec, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Wabtec and SpinCo; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Wabtec’s respective reports filed with the SEC, including GE’s and Wabtec’s annual reports on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Wabtec undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.